 Exhibit 99.1

Concord Medical Announces Divestment of Singapore Concord International Hospital

BEIJING, December 28, 2020 /PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a healthcare provider specializing in cancer care, research and prevention by operating a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centers in China, today announced that the Company has, through its subsidiaries, entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operates and owns a general medical and surgical hospital, namely Concord International Hospital (“CIH”), for a total consideration of approximately SG$52.2 million. The purchasers have taken over the management of CIH and Concord Medical has ceased control over the management of CIH since the closing date in November 2020. Concord Medical has requested the purchasers to complete the renaming of CIH within the next six months or sooner. Concord Medical's board of directors believes the transaction price reflects the fair market value of CIH based on a valuation report by an independent third-party appraisal company engaged by the Company.

"Our divestment of CIH allows Concord Medical to fully concentrate on our efforts to build comprehensive cancer hospitals in China," Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented. "Going forward, we expect to open our Guangzhou Concord Cancer Center at the beginning of 2021, and the Company will make every effort to ensure that our other cancer hospital projects will be completed on time, with our mission of emphasis on quality and safety."

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider specializing in cancer care, research and prevention. The Company operates a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centres in China. The Company focuses on providing multidisciplinary cancer care approach in all areas of oncology services in its cancer hospitals. The Company also equips its hospitals with technologically advanced equipment such as the state-of-the-art proton therapy system in its Beijing, Shanghai and Guangzhou cancer hospitals. As of June 30, 2020, the Company operated a network of 27 centers based in 20 hospitals, spanning over 20 cities across 13 provinces and administrative regions in China. To ensure the commitment to the highest level of clinical care for patients, the Company offers ongoing education and training for doctors and other medical professionals in its network hospitals and centres in both local and overseas medical institutions. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company's control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Mr. YAP YAW KONG

+86 10 5903 6688

ir@ccm.cn